September 29, 2025

David Wilson
Chief Financial Officer
Powerfleet, Inc.
123 Tice Boulevard
Woodcliff Lake, NJ 07677

       Re: Powerfleet, Inc.
           Form 10-K for the Fiscal Year Ended March 31, 2025
           Response dated September 15, 2025
           File No. 001-39080
Dear David Wilson:

        We have reviewed your September 15, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our August
29, 2025 letter.

Form 10-K for the Fiscal Year Ended March 31, 2025
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Information, page 40

1. We have reviewed your response to prior comment 2. We understand that Fleet
       Complete previously accounted for bundled hardware and service offerings as a single performance obligation and recognized revenue over time. We also understand that, following your acquisition of Fleet Complete, hardware is now a separate performance obligation that is satisfied at a point in time. Please more fully address
       the following:
           Given the differences you noted between Canadian Accounting Standards for
           Private Enterprises and U.S. GAAP regarding revenue recognition, explain if and how you accounted for hardware deliveries made prior to the acquisition of
           Fleet Complete in your purchase price allocation and address how your
 September 29, 2025
Page 2

           valuation and accounting complied with U.S. GAAP;
             Explain if and how you are accounting for hardware deliveries made prior to the acquisition of Fleet Complete in your historical financial statements and address how your accounting complies with U.S. GAAP;
             Explain why you believe a non-GAAP adjustment that adds revenue meant to represent "the proportional invoice value of hardware deliveries originally shipped prior to October 1, 2024" is necessary and appropriate in calculating certain non-
           GAAP financial measures; and
             We note your non-GAAP adjustment appears to result in an adjustment to revenue in the current period that should/would have been recognized under U.S. GAAP in a prior period. Explain why you believe this adjustment complies with Question 100.04 of the Compliance & Disclosure Interpretations
on Non-
           GAAP Financial Measures.

       Please contact Jeff Gordon at 202-551-3866 or Anne McConnell at 202-551-3709 if
you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing